UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

3 November 2014

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ..................

3 November 2014

Diageo strengthens its global position in tequila and its leading position in Mexico through transaction facilitated by the sale of Bushmills

Diageo has agreed with Casa Cuervo the acquisition of full global ownership and control of Tequila Don Julio and the early termination of Casa Cuervo's production and distribution agreement for Smirnoff in Mexico. In return, Diageo has reached an agreement to sell Bushmills to Jose Cuervo Overseas. The transaction will result in a net payment of $408 million to Diageo upon completion, which is expected in early 2015 subject to certain approvals.

The transaction is expected to be economic profit break-even in year 3 assuming a WACC rate of 9%. Assuming completion of the transaction in early calendar 2015 and the use of the net proceeds to reduce debt at Diageo's average rate of interest, the transaction will dilute eps by 0.6% in the year ending 30 June 2015.

Ivan Menezes, Chief Executive, commented:

'This transaction delivers two key objectives for us. We have secured our position in the growing super and ultra-premium segments of the tequila category and further strengthened our global footprint by expanding our leading position in Mexico where the growth of spirits has great potential.

Diageo has realised this opportunity through the breadth and depth of our portfolio. It delivers our strategy: to build our presence in the world’s fastest growing markets and lead the industry in the biggest growth opportunities. I am delighted we have reached this agreement.'

Details of the component parts of the transaction are confidential. Smirnoff volume and net sales in Mexico in the year ended 30 June 2014 were 285,000 cases and £9 million respectively. Bushmills volume and net sales in the same period were 800,000 cases and £57 million. Tequila Don Julio had volume and net sales of 590,000 cases and £105 million, of which Diageo accounted for 345,000 cases and £75 million net sales, in the year ended 30 June 2014.

-ENDS-

Investor enquiries:

Angela Ryker Gallagher

+44 (0)20 8978 4911

Pieralfonso Falcione

+44 (0)20 8978 4838

investor.relations@diageo.com

Media enquiries:

Lisa Crane

+44 (0)20 8978 4771

James Crampton

+44 (0)20 8978 4613

global.press.office@diageo.com

Editor notes

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits, beer and wine categories.  These brands include Johnnie Walker, Crown Royal, JεB, Buchanan’s, Windsor and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world.  The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO).  For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com.  Visit Diageo’s global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements relating to the financial condition, results of operations and business of Diageo and certain plans and objectives of Diageo. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe", "hope", "aims", "continue", "will", "may", "should", "would", "could", or other words of similar meaning. These statements are based on assumptions and assessments made by Diageo in light of its experience and its perception of historical trends, current conditions, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and circumstances could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and you are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this document. In particular, no statement regarding earnings per share should be interpreted to mean that earnings per share will necessarily be greater than those for any relevant preceding financial period. Diageo assumes no obligation to update or correct the information contained in this announcement (whether as a result of new information, future events or otherwise), except as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 3 November 2014	By:	/s/ J Nicholls
Name: J Nicholls
Title: Deputy Secretary